United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April 2024

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Press Release

Vale updates on Forquilha III Dam

Rio de Janeiro, April 10, 2024 – Following the communication dated April 5, 2024, Vale S.A. ("Vale" or the "Company") informs that on April 8 and 9, 2024 representatives from the Minas Gerais State Environmental Foundation, the Minas Gerais Civil Defense, the municipalities’ Civil Defenses, the National Mining Agency, and the auditing firm that advises the Minas Gerais Public Prosecutor’s Office met with Vale representatives, including Vale’s Chief Technical Officer, in a joint technical session on the anomaly detected at the Forquilha III dam. On such occasion, together with the Engineer of Record1 in charge of that structure, Vale proposed an action plan to mitigate the situation.

The anomaly identified by Vale and reported to the authorities is the sediment accumulation at the outlet of one of the 131 installed spillways. All the Forquilha III dam monitoring instruments indicate that the structure’s general condition remains unchanged. Vale is committed to taking necessary actions in the coming days and will keep authorities informed on that regard.

The Forquilha III dam is part of Vale's Upstream Dam De-Characterization Program and had a level 3 emergency protocol activated in 2019. Since 2021, Vale has maintained a containment structure downstream of the dam, capable of containing its tailings. The structure’s self-rescue zone remains evacuated, without the presence of communities. The company will continue to make every effort to reduce the structure's emergency level until its decharacterization is complete. Vale prioritizes the safety of its employees and communities with transparent actions.

Gustavo Duarte Pimenta

Executive Vice President, Finance and Investor Relations

For further information, please contact:

Vale.RI@vale.com

Thiago Lofiego: thiago.lofiego@vale.com

Luciana Oliveti: luciana.oliveti@vale.com

Mariana Rocha: mariana.rocha@vale.com

Patricia Tinoco: patricia.tinoco@vale.com

Pedro Terra: pedro.terra@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

1 The Engineer of Record (EoR) is responsible for the dam’s regular safety inspections, including preparing monthly technical reports. This role is external to day-to-day operations and is integrated with Vale's lines of defense and senior management, ensuring the necessary authority for the position.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: April 10, 2024		Director of Investor Relations